Exhibit 15.3
CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2009.

At March 31,
2009
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	9,624
Short-term derivative financial instruments *	37

Total short-term borrowings	9,661

Long-term borrowings	31,749
Long-term derivative financial instruments *	398

Total long-term borrowings	32,147

Total borrowings and indebtedness	41,808

Share Capital
Called up share capital (57,806,283,716 ordinary shares allotted, issued and fully paid)	4,153
Share premium account	43,008
Own shares held (5,322,411,101 shares)	(8,036)
Additional paid-in capital	100,239
Capital redemption reserve	10,101
Accumulated other recognized income and expense	20,517
Retained losses	(83,820)

Total equity and shareholders’ funds	86,162

Total Capitalization and Indebtedness	127,970

*	Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At March 31, 2009, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR130 billion and Vodafone Holdings SA Pty Limited of ZAR6.1 billion.

(2)	At March 31, 2009, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £663 million.

(3)	At March 31, 2009, the Group had cash and cash equivalents of £4,878 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,707 million, giving total net borrowings and indebtedness of £34,223 million.

(4)	The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by US$401 million, €1,437 million, JPY5,188 million and CHF20 million and decreased by £111 million between March 31, 2009 and May 26, 2009.

(5)	Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2009.

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